Exhibit (a)(5)(v)

Qualcomm Contacts:

Pete Lancia, Corporate Communications

Phone: 1-858-845-5959

Email: corpcomm@qualcomm.com

John Sinnott, Investor Relations

Phone: 1-858-658-4813
Email: ir@qualcomm.com

Qualcomm Announces Final Results of Tender Offer

SAN DIEGO—August 31, 2018—Qualcomm Incorporated (NASDAQ: QCOM) today announced the final results of its “modified Dutch auction” tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on August 27, 2018.

Qualcomm has accepted for purchase 76,204,697 shares of its common stock at a price of $67.50 per share, for an aggregate cost of approximately $5.1 billion, excluding fees and expenses relating to the tender offer.  These shares represent approximately 5.2 percent of the shares outstanding.

Goldman Sachs & Co. LLC acted as dealer manager for the tender offer.  Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson LLC at (800) 561-2871 (toll free) or by email at QCOM@Georgeson.com.

About Qualcomm

Qualcomm invents breakthrough technologies that transform how the world connects, computes and communicates.  When we connected the phone to the Internet, the mobile revolution was born. Today, our inventions are the foundation for life-changing products, experiences, and industries.  As we lead the world to 5G, we envision this next big change in cellular technology spurring a new era of intelligent, connected devices and enabling new opportunities in connected cars, remote delivery of health care services, and the IoT — including smart cities, smart homes, and wearables.  Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio.  Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, all of our engineering, research and development functions, and all of our products and services businesses, including, our QCT semiconductor business.  For more information, visit Qualcomm’s website, OnQ blog, Twitter and Facebook pages.